FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    TDK Corporation

                                                    (Registrant)



March 22, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contact in Japan :

Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

   Notice Regarding Revision of Projection for Dividends for Fiscal Year 2007

TOKYO, JAPAN, March 22, 2007 --TDK Corporation (the "Company") hereby announces that at the meeting of the Board of Directors held today, the Company resolved that the projection for dividends per share of common stock for the fiscal year 2007 ending March 31, 2007, is revised as follows:

This resolution will be on an agenda to be resolved at the Ordinary General Meeting of Stockholders, which is scheduled to be held in late June 2007.

1. Reasons for Revision:

Returning earnings to shareholders is one of the Company's highest management priorities, and the Company's fundamental policy is to devote its efforts to a stable increase in dividends.

With respect to the year-end dividends per share of common stock for the fiscal year 2007, the Company's initial projection was JPY50 per share at the time when the financial results for the first half of the fiscal year 2007 was announced on October 30, 2006. However, the Company will revise such projections and increase the dividends from JPY50 to JPY60 per share of common stock.

As a result, the Company's projection for total annual dividends will be JPY110 per share, including the interim dividends previously paid on December 4, 2006.

2. Details of Revision:

Dividends Per Share for Fiscal Year 2007 (April 1, 2006 to March 31, 2007):

                    The first half of   The fiscal year-end  Annual
                    FY2007
                   (interim dividend)
Initial projections 50 yen              50 yen               100 yen
(made public on
October 30, 2006)

Revised projections 50 yen              60 yen               110 yen
(Reference)

Dividends per share
for the previous
fiscal year(FY 2006)40 yen              50 yen               90 yen

Note: The interim dividends of JPY50 per share of common stock have already been paid.

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. Net sales in FY March 2006 were ca. US $6.8 billion. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm